Mail Stop 3561

								April 20, 2006

 BY U.S. Mail and Facsimile [ (212) 763 - 5602 ]

 Mr. Jeffrey D. Pribor
   Vice President and Chief Financial Officer
 GENERAL MARITIME CORPORATION
 299 Park Avenue
 New York, New York  10171

 	Re:	General Maritime Corporation
 		Form 10-K for Fiscal Year Ended December 31, 2005
 		Filed March 14, 2006
 		File No. 1-16531

Dear Mr. Pribor:

	We have limited our review of your December 31, 2005 Annual Report on Form 10-K to the issues addressed below and have the following comments. Where indicated, we think you should revise your documents in response to those comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K (Fiscal Year December 31, 2005)

Selected Consolidated Financial and Other Data, page 23

1. As EBITDA is a non-GAAP financial measure and is utilized as a measure of operating performance, please eliminate it from your presentation of "Other Financial Data." Its inclusion with the GAAP based liquidity and cash flow financial measures is confusing.

Management`s Discussion and Analysis

Year Ended December 31, 2005 Compared to the Year Ended December
31,
2004, page 27

2. Refer to the paragraph of "Voyage Expense." In future filings, explain the reason why you incurred $6.6 million more in costs to relating to transit through the Suez Canal in fiscal 2005. Also, consider disclosing the amount of fuel costs incurred in each year relating to your vessels.

3. Refer to the paragraph of "Other Expense."  We note you intend to
close the technical office in Piraeus, Greece in 2006 and that
$0.8
million of the $1.5 million estimated costs of closing will be reflected in general and administrative expenses, with the remainder recognized as a component of "other expense." In future filings, please include the remainder to be recognized as a component of "operating income" within your statements of operations, rather than include as a component within non-operating income (expenses). For guidance, see paragraph 18 of SFAS No. 146.

Tabular Disclosure of Contractual Obligations and Commercial
Commitments, page 39

4. Because the table is aimed at increasing transparency of cash flow, we believe that companies should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate these payments. A footnote to the table should provide appropriate disclosure to clarify the action taken or the methodology applied. If interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your cash requirements.

Financial Statements

Goodwill, page F-8

5. We note the numerous sales of your vessels that occurred in fiscal
2004 and 2005. In fiscal 2005, in connection with the reclassification of 26 vessels to vessels held for sale, the goodwill associated with certain of these vessels was reclassified to vessels
held for sale, as well. Your accounting treatment for these "non-core assets" appears appropriate pursuant to footnote 23 of SFAS 144.
It is also supported by your supplemental response to comment 7 of our previous staff comment letter dated April 30, 2004. In that response you stated that management reviews results on a vessel by vessel basis as a result of which management believes that each of the vessels are separate operating segments that meet the aggregation
criteria of paragraph 17 of SFAS 131.    However, given these
facts
and circumstances, it appears to us that some or all of these divestitures should be classified and reported as discontinued operations under SFAS 144. Please revise your filing accordingly or explain why you believe that your current presentation is appropriate. Your explanation should be detailed and specific and should cite your basis in GAAP for your present accounting treatment.
We may have further comments upon review of your response.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

Mr. Jeffrey D. Pribor
General Maritime Corporation
April 20, 2006
Page 4